Amendment No. 1	Filed pursuant to Rule 424(b)(5)
(to Prospectus Supplement dated June 6, 2022	Registration No. 333-264714
to Prospectus dated May 13, 2022)

Up to $10,000,000

FUSION FUEL GREEN PLC

Class A Ordinary Shares

This amendment no. 1, or this “Amendment,” amends our prospectus supplement dated June 6, 2022, or the “Prospectus Supplement.” This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated May 13, 2022, or the “Prospectus,” and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

We are party to an At Market Issuance Sales Agreement, or the “sales agreement,” with H.C. Wainwright & Co., LLC and Fearnley Securities, Inc., or collectively the “sales agents,” relating to our Class A ordinary shares, $0.0001 par value per share, offered by the Prospectus Supplement and the Prospectus. In accordance with the terms of the sales agreement, from time to time we may offer and sell our Class A ordinary shares through or to the sales agents, acting as sales agents or principals, pursuant to the Prospectus Supplement and the Prospectus. As of July 7, 2023, we have sold $6,473,483 of Class A ordinary shares pursuant to the Prospectus Supplement.

Sales of our Class A ordinary shares, if any, under the Prospectus Supplement and the Prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the “Securities Act.” Subject to terms of the sales agreement, the sales agents will not be required to sell any specific number or dollar amounts of securities but will act as our sales agents using commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between the sales agents and us. There will be no arrangement for funds to be received in any escrow, trust or similar arrangement.

The sales agents will be entitled to compensation under the terms of the sales agreement at a fixed commission rate of 3.0% of the gross sales price per share sold. We have also agreed to reimburse the sales agents for fees and disbursements of counsel to the sales agents in an amount not to exceed $5,000 in connection with the filing of this Amendment. In connection with the sale of our Class A ordinary shares on our behalf, the sales agents will be deemed to be “underwriters” within the meaning of the Securities Act and the compensation of the sales agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contributions to the sales agents against certain civil liabilities, including liabilities under the Securities Act.

Our Class A ordinary shares trade on the Global Market of The Nasdaq Stock Market, or “Nasdaq,” under the symbol “HTOO.” On July 6, 2023, the last reported sales price of our Class A ordinary shares was $2.37 per share.

The aggregate market value of our outstanding ordinary shares held by non-affiliates is $37,623,095, based on 9,721,730 shares of our outstanding ordinary shares held by non-affiliates and a last sale price on May 19, 2023 of $3.87 per ordinary share. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

We are filing this Amendment to update the amount of shares we are eligible to sell pursuant to the Prospectus Supplement and the Prospectus, as a result of our being subject to General Instruction I.B.6 of Form S-3. In no event may we sell shares under General Instruction I.B.6 of Form S-3 with a value of more than one-third of the aggregate market value of our ordinary shares held by non-affiliates, or our “public float,” in any 12-month period, so long as our public float is less than $75 million. As a result of these limitations and our current public float, and in accordance with the terms of the sales agreement, we may offer and sell ordinary shares having an aggregate offering price of up to $10,000,000 pursuant to the Prospectus Supplement and the Prospectus. If our public float increases such that we may sell additional amounts under the Prospectus Supplement and the Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page S-5 of the Prospectus Supplement and in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

Fearnley Securities

The date of this Amendment No. 1 to the Prospectus Supplement is July 7, 2023.